UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Primal Solutions, Inc.
Full Name of Registrant

Former Name if Applicable

19732 MacArthur Boulevard, Suite 100
Address of Principal Executive Office (Street and Number)

Irvine, CA 92612
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Primal Solutions, Inc. (the "Company") requires additional time to file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 as management's time has been diverted with ongoing debt renegotiations and the accounting staff’s efforts have been centered around the first-year management assessment of the effectiveness of its internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 as well as the assessment of the impact on the Company's income tax disclosure with the adoption of FASB Interpretation No. 48 (Accounting for Uncertainty in Income Taxes).

The Company holds a note payable to Authorize.Net Holdings, Inc. with an outstanding principal balance of $982,000 and unpaid accrued interest of $59,000 as of March 31, 2008.  Under the current terms of the note, monthly principal and interest payments of $22,000 were payable beginning in July 2007 and such monthly payments for July 2007 through March 2008 remain outstanding to date. Management is currently in negotiations with Authorize.Net Holdings, Inc. with respect to the amounts currently due and outstanding under this note.

As part of the March 2006 private placement, the Company issued 5% Senior Secured Convertible Notes (the "Notes") in the aggregate amount of $1.5 million payable to Special Situations Fund III, Q.P., L.P. and four related funds ("SSF") which are due on March 31, 2008.  Pursuant to the related registration rights agreement, the Company owes liquidated damages of $119,000, collectively, to SSF because the registration statement was not declared effective by the agreed-upon date. The Company had executed five unsecured notes (the “Liquidated Damages Notes”) to cover the liquidated damages payable to SSF.  The Liquidated Damages Notes also mature on March 31, 2008.  Currently, the principal balances of both the Notes and the Liquidated Damages Notes, as well as the related unpaid accrued interest of $19,000 and $7,000, respectively, remain outstanding.  Management is in negotiations with SSF with respect to the amounts currently due and outstanding under these notes.

As a result, the financial statements for the fiscal year ended December 31, 2007 have not been finalized and accordingly, our independent registered public accountant has not finished its audit of such financial statements.

The Company intends to file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 by the fifteenth calendar day following the scheduled filing deadline.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Joseph R. Simrell	949	260-1500
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☑ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, the unaudited draft financial information presented herein has not been finalized and is subject to change.  As such, readers are cautioned not to place undue reliance on this financial information.

As compared to the same period in the prior year, total net loss decreased by approximately $2.9 million for the fiscal year ended December 31, 2007, with total revenues increasing by approximately $724,000 and operating expenses decreasing by approximately $2.4 million.  The increase in revenue resulted from the increase in recurring subscription fees as the subscriber base of our customers increased during 2007.  Overall operating expenses decreased in 2007 due to the drop in labor-related expenses from 2006.  Additionally, during 2006, the Company incurred one-time administrative costs related to the two private placement transactions (the "2006 PIPEs").  Net interest expense increased by approximately $282,000 for the fiscal year ended December 31, 2007 as compared to the same period in the prior year.  The increase was primarily due to the impact of recognizing a full twelve months' of expenses associated with the 2006 PIPEs during 2007 compared to only nine months in 2006.

Primal Solutions, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date	March 31, 2008	By	/s/ Joseph R. Simrell
Joseph R. Simrell, Chief Executive Officer, President, and “Acting” Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).